Exhibit 99.1

NEWS RELEASE

Company Contact:

N. Paul Brost

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS

RESULTS FOR SECOND QUARTER OF FISCAL 2015

Herndon, VA***November 12, 2014***Command Security Corporation (NYSE MKT: MOC) announced today its financial results for its second fiscal quarter of 2015 ended September 30, 2014.

Revenues for the three months ended September 30, 2014, were $34,374,020, compared with $40,147,092 in the same period of the prior year, a decrease of 14.4%. Operating income for the three months ended September 30, 2014, decreased 59.3% to $524,804, compared with $1,290,052 in the same period of the prior year. Net income for the three months ended September 30, 2014, decreased 43.3% to $358,966, or $0.04 per basic and diluted share, compared with $633,221, or $0.07 per basic and diluted share in the same period of the prior year.

Revenues for the six months ended September 30, 2014, were $71,984,648, compared with $78,108,587 in the same period of the prior year, a decrease of 7.8%. Operating income for the six months ended September 30, 2014, increased 10.9% to $1,693,748, compared with $1,527,355 in the same period of the prior year. Net income for the six months ended September 30, 2014, increased 57.6% to $1,050,042, or $0.11 per basic and diluted share, compared with $666,454, or $0.07 per basic and diluted share in the same period of the prior year.

The net decrease in revenues for three and six months ended September 30, 2014, compared with the corresponding periods of the prior year was due primarily to the following:

•	A reduction in revenues from a major transportation company following the previously announced loss of the Western region services contract with this customer effective May 31, 2014;
•	A reduction in temporary aviation related construction security services; and
•	A reduction in revenues from a state government in the northeastern United States.

These decreases were partly offset by increases in revenues from certain healthcare customers in the northeastern United States.

The decrease in operating income for the three months ended September 30, 2014, as compared to the corresponding period of the prior year was due primarily to the above-mentioned decrease in revenues, partly offset by a $426,419 reduction in general and administrative costs and the provision for doubtful accounts. The decrease in general and administrative costs was driven by lower compensation and related costs and lower legal costs.

The increase in operating income for the six months ended September 30, 2014, as compared to the corresponding period of the prior year was due primarily to the decreases in general and administrative costs and provisions for doubtful accounts, partly offset by the impact of the above mentioned reductions in revenues. The decrease in general and administrative costs was driven largely by lower legal costs, partly offset by increased compensation and related costs.

The decrease in net income and income per share for the three months ended September 30, 2014, as compared to the corresponding period of the prior year was driven by the above described decrease in operating income partly offset by the equity in the earnings of Ocean Protection Services LLC (“OPS”) and a lower overall effective tax rate.

The increase in net income and income per share for the six months ended September 30, 2014, as compared to the corresponding period of the prior year was due primarily to the above described increases in operating income and the equity in the earnings of OPS and a lower overall effective tax rate.

Craig P. Coy, Chief Executive Officer of Command Security Corporation, stated, “Our management team continues to make progress with improvements to our operating systems, our management procedures and focused marketing strategy and have significantly improved our ability to deliver better operating results. As previously announced, we are excited about launching beta tests with iRobot to demonstrate and test potential augmentation capabilities with key customers in various industries. The use of robots in selected environments will be a unique capability for augmenting security capabilities in an efficient manner. Like all companies similar to Command Security, we are preparing for the full implementation of the Affordable Care Act (ACA) on January 1, 2015, that will result in increased costs which we anticipate will be offset by increased billings to our customers. While we face the challenges of a highly competitive environment, we remain excited about the Company’s overall direction and progress.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards subsidiary provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

	Three Months Ended		Six Months Ended
Income Statement Highlights	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2014	2013	2014	2013

Revenues	$34,374,020	$40,147,092	$71,984,648	$78,108,587
Gross Profit	4,659,474	5,851,141	10,034,359	10,464,399
General and Administrative	4,173,875	4,487,885	8,396,052	8,789,309
Operating Income	524,804	1,290,052	1,693,748	1,527,355
Equity earnings in minority investment of unconsolidated affiliate	128,000	-	245,000	-
Provision for income taxes	255,000	610,000	800,000	760,000
Net income	358,966	633,221	1,050,042	666,454
Net income per common share:
Basic	0.04	0.07	0.11	0.07
Diluted	0.04	0.07	0.11	0.07
Weighted average number of common shares outstanding:
Basic	9,583,072	9,179,531	9,549,971	9,136,565
Diluted	9,892,883	9,268,333	9,825,949	9,330,651

	(Unaudited)	(Audited)
Cash	$2,549,429	$3,470,427
Accounts receivable	24,582,894	25,328,451
Total current assets	29,492,641	33,508,938
Total assets	37,107,368	41,105,106
Short-term debt	7,500,000	10,511,360
Total current liabilities	16,200,070	21,675,984
Total liabilities	16,905,177	22,349,145
Stockholders’ equity	20,202,191	18,755,961
Total liabilities and stockholders’ equity	$37,107,368	$41,105,106